UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2012

Commission file number 001-13913

WADDELL & REED FINANCIAL, INC.

401(K) AND THRIFT PLAN, AS AMENDED AND RESTATED

(Full title of the Plan)

WADDELL & REED FINANCIAL, INC.

6300 Lamar Avenue

Overland Park, Kansas  66202

913-236-2000

(Name of issuer of securities held pursuant to the Plan)

Report of Independent Registered Public Accounting Firm

The Plan Administrators

Waddell & Reed Financial, Inc.

401(k) and Thrift Plan:

We have audited the accompanying statements of net assets available for benefits of the Waddell & Reed Financial, Inc. 401(k) and Thrift Plan (the Plan) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Waddell & Reed Financial, Inc. 401(k) and Thrift Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule 1 — Schedule of Assets Held for Investment Purposes as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Kansas City, Missouri
June 27, 2013

WADDELL & REED FINANCIAL, INC.

401(k) AND THRIFT PLAN

Statements of Net Assets Available for Benefits

December 31, 2012 and 2011

	2012	2011
Investments at fair value	$165,118,239	138,515,377
Contributions and rollover receivable from participants	279,153	253,799
Contributions receivable from participating employers	575,999	553,749
Receivable for pending trades and dividends	199,625	489,841
Net assets available for benefits	$166,173,016	139,812,766

See accompanying notes to financial statements.

WADDELL & REED FINANCIAL, INC.

401(k) AND THRIFT PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2012

Investment income:
Dividends — stock	$357,972
Dividends — mutual funds	2,117,697
Net appreciation in the fair value of investments	18,895,421
Total investment income	21,371,090
Contributions:
Participants	9,724,040
Employer	4,653,393
Participant rollovers	546,635
Total contributions	14,924,068
Benefits paid to participants	(9,934,908)
Net increase	26,360,250
Net assets available for benefits:
Beginning of year	139,812,766
End of year	$166,173,016

See accompanying notes to financial statements.

WADDELL & REED FINANCIAL, INC.
401(k) AND THRIFT PLAN

Notes to Financial Statements

December 31, 2012 and 2011

(1)                     Description of Plan

The following brief description of the Waddell & Reed Financial, Inc. 401(k) and Thrift Plan, as amended and restated (the Plan), is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

(a)                      General

The Plan is a defined contribution plan covering substantially all employees of Waddell & Reed Financial, Inc. and subsidiaries who have 30 days of service for Waddell & Reed Financial, Inc. or a subsidiary. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Plan administration is accomplished through a committee of six persons who have authority to arbitrate disputes and settle claims arising under the Plan.

(b)                      Contributions

Participants are allowed to make semi-monthly pre—tax and after—tax contributions not to exceed eligible earnings less required social security tax withholdings, subject to Internal Revenue Service (the IRS) annual limitations of $17,000 for 2012 and $16,500 for 2011; $22,500 for 2012 and $22,000 for 2011 if the participant is 50 years of age or older. The Plan provides for a matching employer contribution of 100% of the first 3% of compensation and 50% of the next 2% of compensation that the participant contributes. Employer matching contributions are pre—tax and begin after the participant completes 12 consecutive months of service.

Participants direct the investment of participant and employer matching contributions among investment options available under the Plan.

(c)                       Participant Accounts and Vesting

Each participant’s account is credited with their contribution, the employer’s matching contribution, and earnings on their participant and employer account balances. Participants vest immediately in their contributions, employer matching contributions, and actual earnings thereon.

(d)                      Participant Loans

Participant loans are not permitted.

(e)                       Payment of Benefits

Upon termination of service for any reason and election to withdraw from the Plan, a participant is paid a lump-sum distribution. Former employees can elect not to withdraw from the Plan, but cannot continue to make contributions to the Plan.

(Continued)

WADDELL & REED FINANCIAL, INC.
401(k) AND THRIFT PLAN

Notes to Financial Statements

December 31, 2012 and 2011

(2)                     Summary of Significant Accounting Policies

(a)                      Basis of Presentation

The accompanying financial statements have been prepared in conformity with U.S. generally accepted accounting principles (GAAP) and present the Plan’s net assets available for benefits and changes in those net assets using the accrual method of accounting.

The Plan allows contributions to be invested in Waddell & Reed Financial, Inc. Class A common stock and certain mutual fund shares of (i) the Waddell & Reed Advisors Group of Mutual Funds and (ii) the Ivy Funds. Waddell and Reed Investment Management Company and Ivy Investment Management Company, participating employers in the Plan, manage the Waddell & Reed Advisors Group of Mutual Funds and the Ivy Funds, respectively. BMO Harris Bank N.A. serves as the trustee for the Plan.

The Plan had 1,758 and 1,709 participants at December 31, 2012 and 2011, respectively. At December 31, 2012, 483 of the 1,758 participants in the Plan were former employees who had elected not to withdraw from the Plan. At December 31, 2011, 360 of the 1,709 participants in the Plan were former employees who had elected not to withdraw from the Plan.

(b)                      Use of Estimates

The preparation of financial statements in conformity with GAAP requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)                       Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s investments in the mutual fund shares are valued at the net asset value of shares held by the Plan at year-end. Quoted market prices are used to value or derive the value of investments.

Purchases and sales of securities are recorded on a trade-date basis (the date the order to buy or sell is executed). Dividend income is recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

(d)                      Payment of Benefits and Administrative Expenses

Benefits are recorded when paid. Administrative expenses are paid by the participating employers listed in note 4.

(Continued)

WADDELL & REED FINANCIAL, INC.
401(k) AND THRIFT PLAN

Notes to Financial Statements

December 31, 2012 and 2011

(3)                     Plan Investments

(a)                      Fair Value

The following presents the number of shares and fair value of common stock and mutual fund investments held by the Plan as of December 31, 2012 and 2011.

	Number
December 31, 2012	of shares	Fair value
Waddell & Reed Financial, Inc. Class A common stock	203,139	$7,073,300
Cash equivalents	—	87,405
Waddell & Reed Advisors Group of Mutual Funds shares:
Accumulative	371,935	3,057,305
Asset Strategy	1,343,184	13,257,223
Bond	374,878	2,485,441
Cash Management	13,110,468	13,110,468
Continental Income	398,654	3,428,425
Core Investment	1,481,118	9,375,478
Dividend Opportunities	96,139	1,478,615
Energy	134,106	1,699,122
Global Bond	856,620	3,400,781
Government Securities	518,671	3,003,103
High Income	604,454	4,563,628
International Growth	474,878	4,900,742
New Concepts	912,631	9,746,902
Science and Technology	862,465	10,453,075
Small Cap	358,798	5,590,071
Value	226,966	2,932,395
Vanguard	674,961	6,121,893
Total Waddell & Reed Advisors Group of Mutual Funds shares		98,604,667

(Continued)

WADDELL & REED FINANCIAL, INC.
401(k) AND THRIFT PLAN

Notes to Financial Statements

December 31, 2012 and 2011

	Number
December 31, 2012	of shares	Fair value
Ivy Funds shares:
Asset Strategy	329,948	$8,601,746
Asset Strategy New Opportunities	277,287	2,961,429
Bond	98,424	1,054,121
Core Equity	111,415	1,345,889
Cundill Global Value	86,800	1,201,312
European Opportunities	50,262	1,212,812
Global Equity Income	31,101	349,891
Global Income Allocation	94,572	1,367,510
Global Natural Resources	390,742	6,787,188
High Income	427,336	3,649,447
International Core Equity	150,777	2,334,030
International Growth	43,630	1,527,067
Large Cap Growth	206,616	3,097,178
Limited-Term Bond	323,937	3,628,090
Micro Cap Growth	67,666	1,224,079
Mid Cap Growth	120,475	2,332,404
Pacific Opportunities	416,212	6,097,511
Real Estate Securities	103,259	2,322,289
Science And Technology	98,375	3,720,531
Small Cap Growth	210,639	3,547,156
Small Cap Value	62,182	991,187
Total Ivy Funds shares		59,352,867
Total investments		$165,118,239

Cash equivalents consist of shares of the BMO Prime Money Market Fund Class Y.

(Continued)

WADDELL & REED FINANCIAL, INC.
401(k) AND THRIFT PLAN

Notes to Financial Statements

December 31, 2012 and 2011

	Number
December 31, 2011	of shares	Fair value
Waddell & Reed Financial, Inc. Class A common stock	292,647	$7,248,866
Cash equivalents	—	155,105
Waddell & Reed Advisors Group of Mutual Funds shares:
Accumulative	509,334	3,753,788
Asset Strategy	1,334,909	11,333,375
Bond	324,288	2,098,141
Cash Management	9,600,698	9,600,698
Continental Income	258,957	2,115,679
Core Investment	1,371,346	7,844,099
Dividend Opportunities	111,621	1,552,654
Energy	140,463	1,754,387
Global Bond	697,899	2,721,804
Government Securities	431,215	2,513,985
High Income	409,006	2,805,780
International Growth	483,358	4,229,380
New Concepts	921,756	9,051,644
Science and Technology	854,662	8,247,486
Small Cap	348,389	4,926,216
Value	239,135	2,637,656
Vanguard	697,985	5,974,755
Total Waddell & Reed Advisors Group of Mutual Funds shares		83,161,527

(Continued)

WADDELL & REED FINANCIAL, INC.
401(k) AND THRIFT PLAN

Notes to Financial Statements

December 31, 2012 and 2011

	Number
December 31, 2011	of shares	Fair value
Ivy Funds shares:
Asset Strategy	264,389	$5,935,528
Asset Strategy New Opportunities	332,515	3,168,868
Bond	72,262	750,080
Core Equity	85,920	886,691
Cundill Global Value	87,744	991,507
European Opportunities	59,527	1,212,568
Global Natural Resources	385,643	6,694,760
High Income	338,906	2,701,084
International Balanced	68,593	936,976
International Core Equity	153,376	2,121,192
International Growth	39,349	1,182,821
Large Cap Growth	216,407	2,938,803
Limited-Term Bond	244,946	2,726,253
Micro Cap Growth	63,857	1,029,367
Mid Cap Growth	110,676	1,899,207
Pacific Opportunities	323,349	4,077,427
Real Estate Securities	92,243	1,782,130
Science And Technology	99,924	2,992,711
Small Cap Growth	196,489	2,929,651
Small Cap Value	71,078	992,255
Total Ivy Funds shares		47,949,879
Total investments		$138,515,377

Cash equivalents consist of shares of the Marshall Prime Money Market Fund Class Y.

(b)                      Fair Value Measures

Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of the asset. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset. An individual investment’s fair value measurement is assigned a level based upon the observability of the inputs. The three-level hierarchy of inputs is summarized as follows:

•	Level 1 — Investments are valued using quoted prices in active markets for identical securities.

•	Level 2 — Investments are valued using other significant observable inputs, including quoted prices in active markets for similar securities.

•	Level 3 — Investments are valued using significant unobservable inputs, including the Plan’s own assumptions in determining the fair value of investments.

(Continued)

WADDELL & REED FINANCIAL, INC.
401(k) AND THRIFT PLAN

Notes to Financial Statements

December 31, 2012 and 2011

Assets classified as Level 2 can have a variety of observable inputs. These observable inputs are collected and utilized, primarily by an independent pricing service, in different evaluated pricing approaches depending upon the specific asset to determine a value.

Securities’ values classified as Level 3 are primarily determined through the use of a single quote (or multiple quotes) from dealers in the securities using proprietary valuation models. These quotes involve significant unobservable inputs, and thus, the related securities are classified as Level 3 securities.

At December 31, 2012 and 2011, all of the Plan’s investments were Level 1 investments.

(c)                       Change in Fair Values

During 2012, the Plan’s investments (including gains and losses on investments bought and sold as well as held during the year) appreciated by $18,895,421 as follows:

2012
Waddell & Reed Financial, Inc. Class A common stock	$2,511,943
Waddell & Reed Advisors Group of Mutual Funds:
Accumulative	349,753
Asset Strategy	1,864,689
Bond	53,366
Continental Income	236,019
Core Investment	1,382,284
Dividend Opportunities	159,456
Energy	47,627
Global Bond	67,214
Government Securities	(2,596)
High Income	330,980
International Growth	755,658
New Concepts	1,140,510
Science and Technology	2,291,443
Small Cap	770,772
Value	453,277
Vanguard	601,193
Total Waddell & Reed Advisors Group of Mutual Funds	10,501,645

(Continued)

WADDELL & REED FINANCIAL, INC.
401(k) AND THRIFT PLAN

Notes to Financial Statements

December 31, 2012 and 2011

2012
Ivy Funds:
Asset Strategy	$1,023,357
Asset Strategy New Opportunities	353,619
Bond	30,274
Core Equity	166,403
Cundill Global Value	218,895
European Opportunities	215,743
Global Equity Income	19,804
Global Income Allocation	59,436
Global Natural Resources	(58,479)
High Income	264,541
International Core Equity	241,929
International Growth	195,285
Large Cap Growth	316,438
Limited-Term Bond	28,497
Micro Cap Growth	129,375
Mid Cap Growth	266,766
Pacific Opportunities	700,006
Real Estate Securities	296,209
Science and Technology	788,399
Small Cap Growth	458,033
Small Cap Value	167,303
Total Ivy Funds	5,881,833
Net appreciation	$18,895,421

(Continued)

WADDELL & REED FINANCIAL, INC.
401(k) AND THRIFT PLAN

Notes to Financial Statements

December 31, 2012 and 2011

(4)                     Contributions by Participants and Participating Employers

The contributions of participants and each participating employer to the Plan for the year ended December 31, 2012 are as follows:

	2012
	Participant	Employer
Waddell & Reed Financial, Inc.	$38,675	16,068
Waddell & Reed, Inc.	3,396,112	1,533,460
Waddell & Reed Investment Management Company	1,378,562	728,870
Waddell & Reed Services Company	610,427	340,914
The Legend Group of Companies	530,885	246,695
Ivy Funds Distributor, Inc.	1,456,833	767,854
W&R Corporate LLC	2,161,215	943,629
W&R Capital Management Group, Inc.	151,331	75,903
	$9,724,040	4,653,393

(5)                     Related-Party Transactions

Plan investments include shares of mutual funds managed by Waddell & Reed Investment Management Company and Ivy Investment Management Company, as well as shares of Waddell & Reed Financial, Inc. Class A common stock. Waddell & Reed Financial, Inc. and its affiliates are the sponsors, as defined by the Plan, and therefore, these transactions qualify as party in interest. Fees incurred by the Plan for investment management services are included in net appreciation in fair value of investments.

(6)                     Plan Termination

Although it has not expressed any intent to do so, Waddell & Reed Financial, Inc. has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. All plan assets would be distributed in the event of plan termination.

(7)                     Tax Status

The IRS has determined and informed Waddell & Reed Financial, Inc. by a letter dated May 9, 2012 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code of 1980, as amended. The plan administrator and the Plan’s tax counsel are not aware of any activity or transactions that would adversely affect the qualified status of the Plan.

In accordance with GAAP, plan management is required to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan currently has no audits for any tax periods in progress.

(Continued)

WADDELL & REED FINANCIAL, INC.
401(k) AND THRIFT PLAN

Notes to Financial Statements

December 31, 2012 and 2011

(8)                     Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

(9)                     Reconciliation of Financial Statements to the Form 5500

At December 31, 2012, $40,286 in benefit payments had been processed and approved for payment, but had not yet been paid. This amount is presented herein as a component of net assets in the accompanying financial statements, but is presented as a liability of the Plan on the Form 5500.

The following is a reconciliation of net assets available for retirement benefits per the financial statements to the Form 5500 at December 31, 2012 and 2011:

	2012	2011
Net assets available for retirement benefits per the financial statements	$166,173,016	139,812,766
Benefits payable	(40,286)	(1,065,647)
Net assets available for retirement benefits per the Form 5500	$166,132,730	138,747,119

The following is a reconciliation of benefits paid per the financial statements to the Form 5500 for the year ended December 31, 2012:

	2012	2011
Benefits paid	$9,934,908	7,386,345
Add benefits payable at end of year	40,286	1,065,647
Less benefits payable at beginning of year	(1,065,647)	—
Benefits paid per the Form 5500	$8,909,547	8,451,992

Schedule 1

WADDELL & REED FINANCIAL, INC.

401(k) AND THRIFT PLAN

Schedule of Assets Held for Investment Purposes

December 31, 2012

Identity of issuer, borrower,			Current
lessor, or similar party		Description of investment	value
* Waddell & Reed Financial, Inc.	203,139	Shares of Class A common stock	$7,073,300
Cash equivalents	—	BMO Prime Money Market Fund Class Y	87,405
			7,160,705
* Waddell & Reed Advisors Group of Mutual Funds	371,935	Shares of Accumulative	3,057,305
* Waddell & Reed Advisors Group of Mutual Funds	1,343,184	Shares of Asset Strategy	13,257,223
* Waddell & Reed Advisors Group of Mutual Funds	374,878	Shares of Bond	2,485,441
* Waddell & Reed Advisors Group of Mutual Funds	13,110,468	Shares of Cash Management	13,110,468
* Waddell & Reed Advisors Group of Mutual Funds	398,654	Shares of Continental Income	3,428,425
* Waddell & Reed Advisors Group of Mutual Funds	1,481,118	Shares of Core Investment	9,375,478
* Waddell & Reed Advisors Group of Mutual Funds	96,139	Shares of Dividend Opportunities	1,478,615
* Waddell & Reed Advisors Group of Mutual Funds	134,106	Shares of Energy	1,699,122
* Waddell & Reed Advisors Group of Mutual Funds	856,620	Shares of Global Bond	3,400,781
* Waddell & Reed Advisors Group of Mutual Funds	518,671	Shares of Government Securities	3,003,103
* Waddell & Reed Advisors Group of Mutual Funds	604,454	Shares of High Income	4,563,628
* Waddell & Reed Advisors Group of Mutual Funds	474,878	Shares of International Growth	4,900,742
* Waddell & Reed Advisors Group of Mutual Funds	912,631	Shares of New Concepts	9,746,902
* Waddell & Reed Advisors Group of Mutual Funds	862,465	Shares of Science and Technology	10,453,075
* Waddell & Reed Advisors Group of Mutual Funds	358,798	Shares of Small Cap	5,590,071
* Waddell & Reed Advisors Group of Mutual Funds	226,966	Shares of Value	2,932,395
* Waddell & Reed Advisors Group of Mutual Funds	674,961	Shares of Vanguard	6,121,893
Total Waddell & Reed Advisors Group of Mutual Funds			98,604,667
* Ivy Funds	329,948	Shares of Asset Strategy	8,601,746
* Ivy Funds	277,287	Shares of Asset Strategy New Opportunities	2,961,429
* Ivy Funds	98,424	Shares of Bond	1,054,121
* Ivy Funds	111,415	Shares of Core Equity	1,345,889
* Ivy Funds	86,800	Shares of Cundill Global Value	1,201,312
* Ivy Funds	50,262	Shares of European Opportunities	1,212,812
* Ivy Funds	31,101	Shares of Global Equity Income	349,891
* Ivy Funds	94,572	Shares of Global Income Allocation	1,367,510
* Ivy Funds	390,742	Shares of Global Natural Resources	6,787,188
* Ivy Funds	427,336	Shares of High Income	3,649,447
* Ivy Funds	150,777	Shares of International Core Equity	2,334,030
* Ivy Funds	43,630	Shares of International Growth	1,527,067
* Ivy Funds	206,616	Shares of Large Cap Growth	3,097,178
* Ivy Funds	323,937	Shares of Limited-Term Bond	3,628,090
* Ivy Funds	67,666	Shares of Micro Cap Growth	1,224,079
* Ivy Funds	120,475	Shares of Mid Cap Growth	2,332,404
* Ivy Funds	416,212	Shares of Pacific Opportunities	6,097,511
* Ivy Funds	103,259	Shares of Real Estate Securities	2,322,289
* Ivy Funds	98,375	Shares of Science And Technology	3,720,531
* Ivy Funds	210,639	Shares of Small Cap Growth	3,547,156
* Ivy Funds	62,182	Shares of Small Cap Value	991,187
Total Ivy Funds			59,352,867
Total investments			$165,118,239

*    Indicates party-in-interest investment

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Administrative Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of Overland Park, State of Kansas, on June 27, 2013.

WADDELL & REED FINANCIAL, INC.
401(K) AND THRIFT PLAN, AS AMENDED AND RESTATED

By:	/s/ Brent K. Bloss
Brent K. Bloss, Member
Administrative Committee

By:	/s/ Daniel P. Connealy
Daniel P. Connealy, Member
Administrative Committee

By:	/s/ Sara L. Kircher
Sara L. Kircher, Member
Administrative Committee

By:	/s/ Mark S. Newman
Mark S. Newman, Member
Administrative Committee

By:	/s/ Michael D. Strohm
Michael D. Strohm, Member
Administrative Committee

By:	/s/ John E. Sundeen, Jr.
John E. Sundeen, Jr., Member
Administrative Committee